Exhibit 21.1
List of Subsidiaries

1.	Peng Xiang Peng Fei Investments Limited (“PXPF”) is a British Virgin Islands company and is wholly-owned by the Company.

2.	Korea Jinduren (International) Dress Limited (“Korea Jinduren”) is a Hong Kong company and is wholly-owned by PXPF.